UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 7, 2020

(Date of Report)

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	26-2601508 (I.R.S. Employer Identification No.)

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

(full mailing address of principal executive offices)

(407) 447-5000

(Issuer’s telephone number, including area code)

Limited Partnership Interests

General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 4 (a)	Changes in Issuer’s Certifying Accountant

The accounting firm that issued the 2018 audit for BridgeWell Preferred Income LP (“Company”) is Spiegel Accountancy Corp. (“Spiegel”). As of May 5, 2020, Spiegel was dismissed from its role as the Company’s independent accountant. This dismissal was approved by the General Partner of the Company, Preferred Income Manager, LLC (“General Partner”).

Spiegel was dismissed because it had provided assistance in drafting the financial statement and also issued the auditor’s report for the Company, in non-compliance with Article 2 of Regulation S-X(4)(i)(B); “Preparing the audit client’s financial statements that are filed with the Commission.” A re-audit of the 2018 financial statements will be performed by Acquavella, Chiarelli, Shuster, LLP (“ACS”).

The audit for 2019 which was underway by Spiegel, cannot be completed until the 2018 financial statement has been re-audited by ACS.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Partner Bridgewell Preferred Income LP

/s/ John Parrett

John Parrett, Manager of Preferred Income Manager LLC

General Partner

3